DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2309
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T   919.786.2002
F   919.786.2200

April 18, 2011

VIA Courier

Sonia Barros, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010 CF/AD8
Washington, D.C. 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc. (the “Company”)
Post-Effective Amendment No. 6 to Form S-11
Commission File No. 333-153135

Dear Ms. Barros:

Attached is a courtesy copy of the above-referenced filing.  The Company is filing this post-effective amendment pursuant to Section 10(a)(3) of the Securities Act.

This post-effective amendment includes a quarterly supplement that presents, among other items, (i) summary information with respect to the Company’s portfolio; (ii) selected financial data and operating data; (iii) information with respect to distributions, dilution and the Company’s share redemption program; (iv) information with respect to fees earned by and expenses reimbursable to the Company’s advisor and dealer manager; and (v) updated 2010 financial information.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner